UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PLEDGE PETROLEUM CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74345U 10 2

(CUSIP Number)

Christopher Headrick

c/o Pledge Petroleum Corp.

1701 Commerce Street, 2nd Floor

Houston, Texas 77002

(832) 328-0169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74345U 10 2	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Headrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 260,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 260,000,000
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.69%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74345U 10 2	13D	Page 3 of 6 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Pledge Petroleum Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1701 Commerce Street, 2nd Floor, Houston, Texas 77002.

Item 2.   Identity and Background.

(a), (f)	This Schedule 13D is being filed by Christopher Headrick.

(b)	The principal business address for Mr. Headrick is 1701 Commerce Street, 2nd Floor, Houston, Texas 77002.

(c)	Mr. Headrick is a director and the Chief Executive Officer of the Issuer.

(d)	Mr. Headrick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Headrick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Headrick is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

  On December 19, 2018, Mr. Headrick received 250,000,000 shares of Common Stock (the “Common Shares”) pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”) with the Issuer and Renewable Technology Solutions, Inc., a Tennessee corporation (“RTS”), by which RTS became a wholly owned subsidiary of the Issuer. On May 3, 2018, Mr. Headrick was awarded a grant of 10,000,000 shares of restricted Common Stock as compensation for service as a director of the Issuer, vesting 1/3rd immediately, 1/3rd after one year and 1/3rd after two years for his services as a director. Mr. Headrick has the right to vote all 10,000,000 shares of restricted Common Stock, therefore, these shares are included in his total beneficial ownership.

 Pursuant to the Share Exchange Agreement, after the expiration of the Unwind Condition defined below and the filing of an amendment to the Issuer’s Certificate of Incorporation with the Secretary of State of the State of Delaware, the Issuer will issue to Mr. Headrick 150,000 shares of Series D Preferred Stock, par value $0.001 (the “Series D Preferred Shares”) that will have the right to an aggregate of 1,500,000,000 votes on all items presented to stockholders for a vote. After the issuance of the Series D Preferred Shares to Mr. Headrick, he will own securities providing him the right to vote approximately eighty eight percent (88%) of the Issuer’s voting securities. If prior to the twelve-month anniversary of the execution of the Share Exchange Agreement, RTS has not delivered evidence, in form and substance reasonably satisfactory to the Issuer of a copy of a financial commitment from a reputable source for $3,000,000 to fund in part the construction of a renewable fuel manufacturing facility to be located in Bay Minette, Alabama, the purchase of the equipment to be contained therein and the applicable technology (the “Unwind Condition”), the Share Exchange will be unwound and RTS Shares will be returned to Mr. Headrick and the Common Shares will be returned to the Issuer. Pursuant to the Share Exchange Agreement, until the Unwind Condition is satisfied Mr. Headrick has also agreed not to assign, pledge or transfer of any of the Common Shares.

CUSIP No. 74345U 10 2	13D	Page 4 of 6 Pages

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 484,256,464 shares of Common Stock outstanding as of December 31, 2018.

Mr. Headrick is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 260,000,0000 shares of Common Stock, of which 253,333,333 are vested as of January 10, 2019 or vest within 60 days thereof;

Mr. Headrick is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Headrick (on the basis of 484,256,464 shares of Common Stock outstanding as of December 31, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	260,000,0000	553.69%

(b)	Number of shares of Common Stock as to which Mr. Headrick has:

(i) Sole power to vote or to direct the vote:	260,000,000

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	260,000,000

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 74345U 10 2	13D	Page 5 of 6 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 74345U 10 2	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2019

/s/ Christopher Headrick
Christopher Headrick

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
12/19/2018	250,000,000 restricted shares of Common Stock	*

*As described in this Schedule 13D, on December 19, 2018, Mr. Headrick received 250,000,000 shares of restricted Common Stock pursuant to the terms of a Share Exchange Agreement by and among Mr. Headrick, the Issuer and Renewable Technology Solutions, Inc.